СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ
191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

February 27, 2007

№ 01-19/490

RECEIVED
2007 MAR -5 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**BY "COURIER"**

Mail Stop 3628
Office of International Corporate
Division of Corporation Finance
U.S. Securities and Exchange Co
100 F Street, N.E.
Washington, DC 20549

07021452

SUPPL

**Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")**

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(iii) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *January 01, 2007* and *January 31, 2007*. Annex B, attached hereto, contains a complete set of English language translations, versions, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

Very truly yours,

Ella I. Tomilina
Deputy General Director
Corporate Affairs officer

Enclosures

cc: Depositary Receipts JPMorgan
Daniela Utane

OOO LeBoeuf, Lamb, Greene & MacRae
Mark Banovich

**ANNEX A**

## List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between *January 1, 2007 and January 31, 2007*

1. PRESS-RELEASE/The 13 Coupon Yield Under the Second Issue Bonds of JSC North-West Telecom Has Been Paid dated 11 January, 2007;

2. PRESS RELEASE/North-West Telecom Series 04 Bonds Issue Report Registered dated 17 January, 2007;

3. Infromation Message/North-West Telecom OJSC Advertises Public Bidding To Sell NWT Shares dated 17 January, 2007;

4. PRESS-RELEASE /OJSC North-West Telecom Has Summed up the Results of the Tender for the Right of Providing Services in Insurance of Employees against Accidents and Risk Life Insurance dated 31 January, 2007;

5. Including issuer's securities in the list of the securities permitted for trading by the organizer of trade in the securities market and taking issuer's securities off the said list dated 09 January, 2007;

6. Securities have been taken off the list of the securities permitted for trading dated 09 January, 2007;

7. Including issuer's securities in the list of the securities permitted for trading by the organizer of trade in the securities market and taking issuer's securities off the said list dated 11 January, 2007;

8. Securities have been taken off the list of the securities permitted for trading dated 11 January, 2007;

9. Change in the share of joint-stock company's participation in the authorized (equity) capital (unit investment fund) of another profit-making company or in the holding of another joint-stock company's ordinary shares dated 16 January, 2007;

10. Acquisition by a joint-stock company of an interest in the authorized (equity) capital (unit investment fund) of another profit-making company, or a holding of another joint-stock company's ordinary shares dated 22 January, 2007;

11. Making a related-party transaction by the joint-stock company dated 22 January 2007;

12. On liquidation of a company, which is a subsidiary and/or affiliate of a joint stock company dated 26 January, 2007;

13. Notification on the essential fact "Data on accrued and (or) paid yield under issuer's securities", "Data on the timing of issuer's execution of its commitments to securities holders" dated 09 January, 2007;

14. Notification on the essential fact "Data on issue of the securities by the issuer" dated 16 January, 2007;

15. Report on the results of securities issue OJSC North-West Telecom series 04 documentary non-convertible interest-bearing bonds payable to bearer;

16. Quarterly report OJSC "North-West Telecom" for the 4th quarter of the year 2006 *.

---

* This document will be sent SEC after translation from Russian into English

Last modifed: 2007-01-12 10:47

11 January 2007 year. ■ list :: 1.2007



# PRESS-RELEASE/The 13 Coupon Yield Under the Second Issue Bonds of JSC North-West Telecom Has Been Paid

On the 9th of January 2007 AKB Svyaz Bank, which acts as the Payment Agent for the series 02 bonds of JSC North-West Telecom, fully paid the 13 coupon yield under the bonds of the second issue of JSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of December 27th, 2006.

The rate of the 13th cou7pon is 7.5% per annum, RUR 13.09 having been charged on each bond.

The total amount allocated for the 13th coupon payment amounted to RUR 19.64 million.

Bonds of the second issue of OJSC NWT are series 02 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-02-00119-A. The issue has been floated at MMVB (Moscow Interbank Currency Exchange) on 8th October 2003 and includes 1.5 million four-year securities with the face value of 1,000 roubles.

The rate of the first coupon was established at an auction to the amount of 14.2% per annum, the bond-equivalent yield for the two-year offer having been 14.46% per annum.

Payment of 16 quarterly coupons is provided for under the bonds.

- Rates of the 1st-4th coupons: 14.2% per annum; (established at an auction during the floatation)
- Rates of the 5th-8th coupons: 13.2% per annum; (established at an auction during the floatation)
- Rates of the 9th-16th coupons: 7.5% (established by the Board of Directors).

# PRESS RELEASE/North-West Telecom Series 04 Bonds Issue Report Registered

On January 11, 2007, the report on the results of the issue of North-West Telecom's Series 04 non-convertible interest-bearing documentary bearer bonds for mandatory centralized storage (State Registration No. 4-04-00119-A of October 31, 2006) was registered by resolution of the RF Federal Financial Markets Service.

2 million securities of the par value of RUR 1,000 were placed at the MICE stock exchange on December 14, 2006. The issue was successfully placed in full in one day. The bonds' floatation on the secondary exchange market will be arranged soonest.

20 quarterly coupons will be paid on the issue. The annual interest rate for the 1st coupon is 8.1% by the exchange auction results. The rates for other coupons are equal to the 1st coupon's rate.

The bond floatation period will be 5 years, allowing for premature repayment on the 728th day from the placement starting date, if so desired by NWT. The premature repayment premium is RUR 20 per bond. The first coupon will be paid on March 15, 2007.

The 4th issue bond repayment is intended to be by installments, to the following schedule:

- on the 1092nd day from the placement starting date, repayment of 25% of the bonds' par value,
- on the 1456th day, repayment of 25% of the bonds' par value,
- on the 1820th day, repayment of 50% of the bonds' par value.

*ING BANK (EURASIA) CJSC and Svyaz-Bank OJSC were the issue's joint managers. Russian Industrial Bank was the issue management consultant of NWT. Co-underwriters: Soyuz ACB OJSC, Savings Bank of Russia OJSC, Novicombank ACB CJSC, Nomos-Bank CJSC, and Standard Bank.*

Last modifed: 2007-01-17 18:42

17 January 2007 year. ■ list :: 1.2007



# Infromation Message/North-West Telecom OJSC Advertises Public Bidding To Sell NWT Shares

North-West Telecom OJSC hereby informs that, by resolution of the Federal Property Management Agency and by its Instructions No. 3171-p of August 02, 2006 and No. 3711-p of October 12, 2006 re. privatization of shares of North-West Telecom OJSC, the St. Petersburg and Leningrad Oblast Division of the Russian Federal Property Fund is holding a bidding to sell the State-owned interests in NWT.

3.337% of the NWT Authorized Capital shares will be put up for the bidding, of which:

- 37,758,895 ordinary NWT shares,
- 5,276 preferred NWT shares.

Initial price of the shares: RUR 1,124,117,000.

Bidding step: RUR 20 million.

The bidding will be public both in terms of the bidders' list and in the price bid format.

Bidding application acceptance starting date: December 29, 2006.

Bidding application acceptance deadline: March 12, 2007.

Applications for participation in the bidding will be filed at 20 B ul. Ordinarnaya, St. Petersburg, on business days from 14:00 till 17:00 (Fridays, 14:00 till 16:00). Advance registration phone: 812 346-23-27.

The bidders will be named at 20 B st. Ordinarnaya, St. Petersburg, on March 15, 2007 at 10:30 Moscow time.

The bidding results will be summed up 20 B st. Ordinarnaya, St. Petersburg, on March 15, 2007 at 11:00 Moscow time.

*More detailed information on the bidding to sell shares of North-West Telecom OJSC may be found on the website of the Russian Federal Property Fund or in official Bulletin No. 117 of the Reform Russian Federal Property Fund of 29.12.2006*

Last modifed: 2007-02-05 11:45

31 January 2007 year.

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# PRESS-RELEASE /OJSC North-West Telecom Has Summed up the Results of the Tender for the Right of Providing Services in Insurance of Employees against Accidents and Risk Life Insurance

On 26th January 2007 North-West Telecom summed up the results of an open tender for the right of providing services in insurance of OJSC N.W.Telecom's employees against accidents and risk life insurance.

The open tender was held in compliance with the Provisions on the Procedure of Bidding (Open Tenders/Auctions) for the Right of Providing Financial Services to OJSC N.W.Telecom, which had been developed in compliance with the Civil Code of the Russian Federation, the Federal Law "On Protection of Competition" No. 135-FZ of 26.07.06, the Federal Law "On Placing Orders for Deliveries of Goods, Performance of Works and Provision of Services for State-Run and Municipal Needs" No. 94-FZ of 21.07.05.

The following companies took part in the tender: ICJSC Medexpress, the Northwestern Regional Centre OIJSC RESO-Garantiya, the Branch of CJSC GUTA-Insurance in St. Petersburg.

The unified commission of OJSC N.W.Telecom for bidding organization has assessed and compared applications for participation in the tender in compliance with the criteria and procedure stated in the notification of tender and tender documentation.

As a result, the Branch of CJSC GUTA-Insurance in St. Petersburg has been chosen as the winner of the tender for the right of providing services in insurance of OJSC N.W.Telecom's employees against accidents and risk life insurance.

Documents of the tender (notification, tender documentation, protocols, etc., are published in the Bidding (Bidding) bulletin on OJSC North-West Telecom's site www.nwtelecom.ru.

*INCLUDING ISSUER'S SECURITIES IN THE LIST OF THE SECURITIES PERMITTED FOR TRADING BY THE ORGANIZER OF TRADE IN THE SECURITIES MARKET AND TAKING ISSUER'S SECURITIES OFF THE SAID LIST*

| **1. General** | |
|---|---|
| 1.1. Full official name of the Issuer company: | *North-West Telecom Open Joint-Stock Company* |
| 1.2. Abbreviated official name of the Issuer company: | *OJSC N.W.Telecom* |
| 1.3. Place of Issuer's business: | *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186* |
| 1.4. Issuer's BSRN (Basic State Registration No.) | *1027809169849* |
| 1.5. Issuer's TIN (Taxpayer's Identification No.) | *7808020593* |
| 1.6. Unique Issuer's code assigned by the registering authority: | *00119-A* |
| 1.7. Address of the Internet page used by the Issuer to disclose information: | *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* |
| 1.8. Name of the periodical (periodicals) used by the Issuer to publish information: | *Izvestiya – St.Petersburg newspaper*<br>*Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)* |

**2. Contents of the notification**

2.1. Full official name (name) of the organizer of trade in the securities market *Russian Trading System Stock Exchange Open Joint-Stock Company*

2.2. Form, category and type of Issuer's securities included in the list of the securities permitted for trading by the organizer of trade in the securities market:

- *common registered non-documentary shares (State registration number of the issue: 1-02-00119-A of 09.09.2003)*
- *preferred registered non-documentary type A shares (State registration number of the issue: 2-02-00119-A of 09.09.2003)*

2.3. If Issuer's securities are admitted, in the course of their floatation, for trading held by the organizer of trade in the securities market – number of floated securities of the Issuer: *not applicable*

2.4. If Issuer's securities are admitted (have been admitted) for trading at the stock exchange – name of the quote list, in which Issuer's securities are included; and if Issuer's securities have been admitted for trading at the stock exchange without the listing procedure – data on this fact: *the said securities have been included in the "A" Quoting list, 2nd level*

2.5. Date of the Stock Exchange notification receiving: *09th January 2007*

**3. Signature**

3.1. General Manager ____________________ V.A. Akulich

3.2. Date: 09th January 2007 Official seal

*INCLUDING ISSUER'S SECURITIES IN THE LIST OF THE SECURITIES PERMITTED FOR TRADING BY THE ORGANIZER OF TRADE IN THE SECURITIES MARKET AND TAKING ISSUER'S SECURITIES OFF THE SAID LIST*

| 1. General | |
|---|---|
| 1.1. Full official name of the Issuer company: | *North-West Telecom Open Joint-Stock Company* |
| 1.2. Abbreviated official name of the Issuer company: | *OJSC N.W.Telecom* |
| 1.3. Place of Issuer's business: | *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186* |
| 1.4. Issuer's BSRN (Basic State Registration No.) | *1027809169849* |
| 1.5. Issuer's TIN (Taxpayer's Identification No.) | *7808020593* |
| 1.6. Unique Issuer's code assigned by the registering authority: | *00119-A* |
| 1.7. Address of the Internet page used by the Issuer to disclose information: | *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* |
| 1.8. Name of the periodical (periodicals) used by the Issuer to publish information: | *Izvestiya – St.Petersburg newspaper*<br>*Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)* |

**2. Contents of the notification**

2.1. Full official name (name) of the organizer of trade in the securities market *Russian Trading System Stock Exchange Non-Profit Partnership*

2.2. Form, category and type of Issuer's securities taken off the list of the securities permitted for trading by the organizer of trade in the securities market:

- *common registered non-documentary shares (State registration number of the issue: 1-02-00119-A of 09.09.2003)*
- *preferred registered non-documentary type A shares (State registration number of the issue: 2-02-00119-A of 09.09.2003)*

2.3. If Issuer's securities are admitted, in the course of their floatation, for trading held by the organizer of trade in the securities market – number of floated securities of the Issuer: *not applicable*

2.4. If Issuer's securities are admitted (have been admitted) for trading at the stock exchange – name of the quote list, from which Issuer's securities are taken off; and if Issuer's securities have been admitted for trading at the stock exchange without the listing procedure – data on this fact: *the said securities have been taken off the "A" Quoting list, 2nd level*

2.5. Date of the Stock Exchange notification receiving: *09th January 2007*

**3. Signature**

3.1. General Manager ¬ ____________________ V.A. Akulich

3.2. Date: 09th January 2007 Official seal

VALUE OF THE ISSUER'S SECURITIES

*INCLUDING ISSUER'S SECURITIES IN THE LIST OF THE SECURITIES PERMITTED FOR TRADING BY THE ORGANIZER OF TRADE IN THE SECURITIES MARKET AND TAKING ISSUER'S SECURITIES OFF THE SAID LIST*

| **1. General** | |
|---|---|
| 1.1. Full official name of the Issuer company: | *North-West Telecom Open Joint-Stock Company* |
| 1.2. Abbreviated official name of the Issuer company: | *OJSC N.W.Telecom* |
| 1.3. Place of Issuer's business: | *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186* |
| 1.4. Issuer's BSRN (Basic State Registration No.) | *1027809169849* |
| 1.5. Issuer's TIN (Taxpayer's Identification No.) | *7808020593* |
| 1.6. Unique Issuer's code assigned by the registering authority: | *00119-A* |
| 1.7. Address of the Internet page used by the Issuer to disclose information: | *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* |
| 1.8. Name of the periodical (periodicals) used by the Issuer to publish information: | *Izvestiya – St.Petersburg newspaper*<br>*Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)* |

**2. Contents of the notification**

2.1. Full official name (name) of the organizer of trade in the securities market *Russian Trading System Stock Exchange Open Joint-Stock Company*

2.2. Form, category and type of Issuer's securities included in the list of the securities permitted for trading by the organizer of trade in the securities market:

- 1,500,000 series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care at a face value of 1,000 roubles each (The State registration No. of the issue: *4-02-00119-A dated 8th July 2003)*
- *3,000,000 series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care at a face value of 1,000 roubles each (The State registration No. of the issue: 4-03-00119-A dated 28th December 2004)*

2.3. If Issuer's securities are admitted, in the course of their floatation, for trading held by the organizer of trade in the securities market – number of floated securities of the Issuer: *not applicable*

2.4. If Issuer's securities are admitted (have been admitted) for trading at the stock exchange – name of the quote list, in which Issuer's securities are included; and if Issuer's securities have been admitted for trading at the stock exchange without the listing procedure – data on this fact: *the said securities have been included in the section of the List "Securities permitted for circulation but not included in the quoting lists"*

2.5. Date of the Stock Exchange notification receiving: *11th January 2007*

**3. Signature**

3.1. General Manager ¬ __________________ V.A. Akulich

3.2. Date: 11th January 2007 Official seal

NOTICE ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE ISSUER'S SECURITIES

*INCLUDING ISSUER'S SECURITIES IN THE LIST OF THE SECURITIES PERMITTED FOR TRADING BY THE ORGANIZER OF TRADE IN THE SECURITIES MARKET AND TAKING ISSUER'S SECURITIES OFF THE SAID LIST*

| 1. General | |
|---|---|
| 1.1. Full official name of the Issuer company: | *North-West Telecom Open Joint-Stock Company* |
| 1.2. Abbreviated official name of the Issuer company: | *OJSC N.W.Telecom* |
| 1.3. Place of Issuer's business: | *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186* |
| 1.4. Issuer's BSRN (Basic State Registration No.) | *1027809169849* |
| 1.5. Issuer's TIN (Taxpayer's Identification No.) | *7808020593* |
| 1.6. Unique Issuer's code assigned by the registering authority: | *00119-A* |
| 1.7. Address of the Internet page used by the Issuer to disclose information: | *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* |
| 1.8. Name of the periodical (periodicals) used by the Issuer to publish information: | *Izvestiya – St.Petersburg newspaper*<br>*Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)* |

**2. Contents of the notification**

2.1. Full official name (name) of the organizer of trade in the securities market *Russian Trading System Stock Exchange Non-Profit Partnership*

2.2. Form, category and type of Issuer's securities taken off the list of the securities permitted for trading by the organizer of trade in the securities market:

- *1,500,000 series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care at a face value of 1,000 roubles each (The State registration No. of the issue: 4-02-00119-A dated 8th July 2003)*
- *3,000,000 series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care at a face value of 1,000 roubles each (The State registration No. of the issue: 4-03-00119-A dated 28th December 2004)*

2.3. If Issuer's securities are admitted, in the course of their floatation, for trading held by the organizer of trade in the securities market – number of floated securities of the Issuer: *not applicable*

2.4. If Issuer's securities are admitted (have been admitted) for trading at the stock exchange – name of the quote list, from which Issuer's securities are taken off; and if Issuer's securities have been admitted for trading at the stock exchange without the listing procedure – data on this fact: *the said securities have been taken off the section of the List "Securities permitted for circulation but not included in the quoting lists"*

2.5. Date of the Stock Exchange notification receiving: *11th January 2007*

**3. Signature**

3.1. General Manager ¬__________________V.A. Akulich

3.2. Date: 11th January 2007 Official seal

VALUE OF THE SECURITIES ISSUED BY A JOINT-STOCK COMPANY

*"CHANGE IN THE SHARE OF JOINT-STOCK COMPANY'S PARTICIPATION IN THE AUTHORIZED (EQUITY) CAPITAL (UNIT INVESTMENT FUND) OF ANOTHER PROFIT-MAKING COMPANY OR IN THE HOLDING OF ANOTHER JOINT-STOCK COMPANY'S ORDINARY SHARES"*

| **1.General** | |
|---|---|
| 1.1. Full official name of the Issuer company: | *North-West Telecom Open Joint-Stock Company* |
| 1.2. Abbreviated official name of the Issuer company: | *OJSC N.W.Telecom* |
| 1.3. Place of Issuer's business: | *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186* |
| 1.4. Issuer's BSRN (Basic State Registration No.) | *1027809169849* |
| 1.5. Issuer's TIN (Taxpayer's Identification No.) | *7808020593* |
| 1.6. Unique Issuer's code assigned by the registering authority: | *00119-A* |
| 1.7. Address of the Internet page used by the Issuer to disclose information: | *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* |
| 1.8. Name of the periodical (periodicals) used by the Issuer to publish information: | *Izvestiya – St.Petersburg newspaper, Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)* |

**2. Contents of the notification**

2.1. Full official name of the profit-making company, a part in the authorized capital (common shares) of which the Joint-Stock Company has bought or in which the said part of the Joint-Stock Company has changed: *Medexpress Insurance Closed Joint-Stock Company*
2.2. Place of business: *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186*
2.3. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization prior to the change: *34,59%*
2.4. Percentage of common stock of the said joint-stock company held by the Issuer prior to the change: *34,59%*
2.5. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization after the change: *25,00019%*
2.6. Percentage of common stock of the said joint-stock company held by the Issuer after the change: *25,00019%*
2.7. Date since which the share of participation of the Joint-Stock Company in the authorized (equity) capital (unit investment fund) of the said organization changed: *20.12.2006*
2.8. Date when the Joint-Stock Company learnt or was to learn about the transfer of title to an interest in the authorized (equity) capital (unit investment fund) of a profit-making company and in particular about the crediting of the Joint-Stock company's shares to the personal account in the Register of registered securities holders or to the custody account in the Depositary: *16.01.2007*

**3. Signature**

3.1. General Manager ¬_________________V.A. Akulich

3.2. Date: 16th January 2007 Official seal

VALUE OF THE SECURITIES ISSUED BY A JOINT-STOCK COMPANY

*"ACQUISITION BY A JOINT-STOCK COMPANY OF AN INTEREST IN THE AUTHORISED (EQUITY) CAPITAL (UNIT INVESTMENT FUND) OF ANOTHER PROFIT-MAKING COMPANY, OR A HOLDING OF ANOTHER JOINT-STOCK COMPANY'S ORDINARY SHARES "*

| **1.General** | |
|---|---|
| 1.1. Full official name of the Issuer company: | *North-West Telecom Open Joint-Stock Company* |
| 1.2. Abbreviated official name of the Issuer company: | *OJSC N.W.Telecom* |
| 1.3. Place of Issuer's business: | *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186* |
| 1.4. Issuer's BSRN (Basic State Registration No.) | *1027809169849* |
| 1.5. Issuer's TIN (Taxpayer's Identification No.) | *7808020593* |
| 1.6. Unique Issuer's code assigned by the registering authority: | *00119-A* |
| 1.7. Address of the Internet page used by the Issuer to disclose information: | *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* |
| 1.8. Name of the periodical (periodicals) used by the Issuer to publish information: | *Izvestiya – St.Petersburg newspaper, Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)* |

**2. Contents of the notification**

*2.1.* Full official name of the profit-making company, a part in the authorized capital (common shares) of which the Joint-Stock Company has bought or in which the said part of the Joint-Stock Company has changed:

*Petersburg Transit Telecom Closed Joint-Stock Company*

2.2. Place of business: *St. Petersburg, Russia*
Mailing address: *22, ul. B. Morskaya, St. Petersburg, Russia, 191186*

2.3. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization prior to the change: *0%*

2.4. Percentage of common stock of the said joint-stock company held by the Issuer prior to the change: *0%*

2.5. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization after the change: *100%*

2.6. Percentage of common stock of the said joint-stock company held by the Issuer after the change: *100%*

2.7. Date since which the interest of the Joint-Stock Company in the authorized (equity) capital (unit investment fund) of the said organization changed: *22.01.2007*

2.8. Date when the Joint-Stock Company learnt or was to learn about the transfer of title to an interest in the authorized (equity) capital (unit investment fund) of a profit-making company and in particular about the crediting of the Joint-Stock company's shares to the personal account in the Register of registered securities holders or to the custody account in the Depositary: *22.01.2007*

| **3. Signature** | |
|---|---|
| 3.1. General Manager ¬ ________________ V.A. Akulich | |
| 3.2. Date: 22nd January 2007 | Official seal |

VALUE OF THE SECURITIES ISSUED BY A JOINT-STOCK COMPANY

*"MAKING A RELATED-PARTY TRANSACTION BY THE JOINT-STOCK COMPANY"*

| **1.General** | |
|---|---|
| 1.1. Full official name of the Issuer company: | *North-West Telecom Open Joint-Stock Company* |
| 1.2. Abbreviated official name of the Issuer company: | *OJSC N.W.Telecom* |
| 1.3. Place of Issuer's business: | *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186* |
| 1.4. Issuer's BSRN (Basic State Registration No.) | *1027809169849* |
| 1.5. Issuer's TIN (Taxpayer's Identification No.) | *7808020593* |
| 1.6. Unique Issuer's code assigned by the registering authority: | *00119-A* |
| 1.7. Address of the Internet page used by the Issuer to disclose information: | *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* |
| 1.8. Name of the periodical (periodicals) used by the Issuer to publish information: | *Izvestiya – St.Petersburg newspaper, Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)* |

**2. Contents of the notification**

2.1. Date of making the transaction: *22.01.2007*

2.2. Parties to the transaction: *OJSC Telecominvest, OJSC N.W.Telecom*

Subject of the transaction: *OJSC Telecominvest (the Seller) shall transfer the securities to OJSC N.W.Telecom (the Buyer).*

Total number of securities assigned under the contract: *61,920 (Sixty one thousand nine hundred twenty) non-documentary registered ordinary shares.*

Issuer: *Petersburg Transit Telecom Closed Joint-Stock Company*

Price of the transaction: *US$ 97,000,000 (Ninety-seven million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment, VAT exempt*

2.3. Data on approving the transaction: *Minutes No. 02-06 of the extraordinary general meeting of the shareholders of the Open Joint-Stock Company North-West Telecom dated 25.12.2006*

| **3. Signature** | |
|---|---|
| 3.1. General Manager ¬_________________ | V.A. Akulich |
| 3.2. Date: 22nd January 2007 | Official seal |

VALUE OF THE SECURITIES ISSUED BY A JOINT-STOCK COMPANY

*"ON LIQUIDATION OF A COMPANY, WHICH IS A SUBSIDIARY AND/OR AFFILIATE OF A JOINT STOCK COMPANY"*

| **1.General** | |
|---|---|
| 1.1. Full official name of the Issuer company: | *North-West Telecom Open Joint-Stock Company* |
| 1.2. Abbreviated official name of the Issuer company: | *OJSC N.W.Telecom* |
| 1.3. Place of Issuer's business: | *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186* |
| 1.4. Issuer's BSRN (Basic State Registration No.) | *1027809169849* |
| 1.5. Issuer's TIN (Taxpayer's Identification No.) | *7808020593* |
| 1.6. Unique Issuer's code assigned by the registering authority: | *00119-A* |
| 1.7. Address of the Internet page used by the Issuer to disclose information: | *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* |
| 1.8. Name of the periodical (periodicals) used by the Issuer to publish information: | *Izvestiya – St.Petersburg newspaper, Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)* |

**2. Contents of the notification**

2.1. Full official name of the subsidiary or affiliate: *Parma-Paging Limited Liability Company*
Abbreviated official name: *LLC Parma Paging*

2.2. Place of business: *31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi*
Mailing address: *70, ul. Pervomayskaya, Syktyvkar, Komi Republic, 167610*

2.3. The share of participation of the Joint-Stock Company in the authorized capital of the subsidiary or affiliate: *100%*

2.4.Grounds for liquidation:
*Decision of the sole participant of the Parma-Paging LLC No.01-05 dated 24th June 2005 (Decision of the Board of Directors of OJSC N.W.Telecom No.16-05 dated 24th June 2005)*
*Decision of the Court of Arbitration of the Republic of Komi dated 21.12.2005 (case No. A 29-11089/05-3B) on declaring Parma-Paging LLC insolvent (bankrupt)*

2.5. Date of liquidation: *29.12.2006*

2.6. Date when the Joint-Stock Company learnt or was to learn about the liquidation of its subsidiary or affiliate: *26.01.2007*

| **3. Signature** | |
|---|---|
| 3.1. General Manager ¬ ____________________ | V.A. Akulich |
| 3.2. Date: 26th January 2007 | Official seal |

NOTIFICATION ON THE ESSENTIAL FACT

*"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"*

| **1. General** | |
|---|---|
| 1.1. Full official name of the Issuer company: | *North-West Telecom Open Joint-Stock Company* |
| 1.2. Abbreviated official name of the Issuer company: | *OJSC N.W.Telecom* |
| 1.3. Place of Issuer's business: | *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186* |
| 1.4. Issuer's BSRN (Basic State Registration No.) | *1027809169849* |
| 1.5. Issuer's TIN (Taxpayer's IdentificatiFon No.) | *7808020593* |
| 1.6. Unique Issuer's code assigned by the registering authority: | *00119-A* |
| 1.7. Address of the Internet page used by the Issuer to disclose information: | *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* |
| 1.8. Name of the periodical (periodicals) used by the Issuer to publish information: | *Izvestiya – St.Petersburg newspaper*<br>*Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)* |

| | |
|---|---|
| 1.9. Code of the essential fact: | *0600119A09012007, 0900119A09012007* |

**2. Contents of the notification**

2.1. Type, category, series and other identification characteristics of securities: *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-02-00119-A of 08.07.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on determining the interest rate yielded by Bonds: *the amount of this (thirteenth) coupon yield under the 02 series Bonds of OJSC North-West Telecom has been determined by the Decision of the Board of Directors of OJSC N.W.Telecom in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC N.W.Telecom on 10th June 2003;*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by Bonds: *16.09.2005*

2.6. Date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *16.09.2005*

2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 02 Bonds in the thirteenth coupon period: *19,635,000 (nineteen million six hundred thirty five thousand) roubles.*

interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 02 Bonds in the thirteenth coupon period: *13 (thirteen) roubles 09 kop.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *09.01.2007*

2.10. Total (aggregate) amount of interest and (or) other yield paid under the 02 series Bonds of the Issuer: *541,695,000 (five hundred forty one million six hundred ninety five thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the thirteenth coupon yield under the Issuer's series 02 Bonds in the amount of 19,635,000 (nineteen million six hundred thirty five) roubles.*

2.12. Fact of Issuer's commitment execution or non-execution (default):

*the commitments have been fully executed*

2.13. In case of Issuer's default on a commitment, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled:

*not applicable, the commitments have been fully executed*

| 3. Signature | |
|---|---|
| 3.1. General Manager ¬__________________ V.A. Akulich | |
| 3.2. Date: 09th January 2007 | Official seal |

NOTIFICATION ON THE ESSENTIAL FACT

*"DATA ON ISSUE OF THE SECURITIES BY THE ISSUER"*

| 1. General | |
|---|---|
| 1.1. Full official name of the Issuer company: | *North-West Telecom Open Joint-Stock Company* |
| 1.2. Abbreviated official name of the Issuer company: | *OJSC N.W.Telecom* |
| 1.3. Place of Issuer's business: | *14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186* |
| 1.4. Issuer's BSRN (Basic State Registration No.) | *1027809169849* |
| 1.5. Issuer's TIN (Taxpayer's Identification No.) | *7808020593* |
| 1.6. Unique Issuer's code assigned by the registering authority: | *00119-A* |
| 1.7. Address of the Internet page used by the Issuer to disclose information: | *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* |
| 1.8. Name of the periodical (periodicals) used by the Issuer to publish information: | *Izvestiya – St.Petersburg newspaper* <br> *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)* |

| | |
|---|---|
| 1.9. Code of the essential fact: | ***0500119A16012007*** |

**2. Contents of the notification**

2.4. Data on the state registration of the report on the results of the securities issue.

2.4.1. Type, category, series and other identification characteristics of securities: *series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (hereinafter referred to as Bonds)*

2.4.2. Retirement date:
*The Bonds shall be retired consecutively, in parts, on the following dates:*
*on the 1092nd day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;*
*on the 1456th day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;*
*on the 1820th day from the floatation starting date each Bond shall be repaid partially to the amount of 50% of the face value.*
*Should the date of Bonds face value partial retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The Bond holder is not entitled to demand any interest or any other compensation for such a delay in payment*

2.4.3. The state registration number of the securities issue and the date of registration by the state: *4-04-00119-A of 31st October 2006*

2.4.4. Name of the registering authority that effected the state registration of the securities issue: *Federal Service for Financial Markets*

2.4.5. Number of floated securities and face value of each of the securities: *2,000,000 (two million) Bonds with the face value 1000 (one thousand) roubles each*

2.4.6. Percentage of actually floated securities of the total number of the securities of the issue to be floated: *100% of the total number of the Bonds of the issue*

2.4.7. Securities floatation method: *public subscription*

2.4.8. Actual starting date of securities floatation: *14th December 2006*

2.4.9. Actual final date of securities floatation: *14th December 2006*

2.4.10. Date of the state registration of the Report on the results of the securities issue: *11.01.2007*

2.4.11. Name of the registering authority that effected the state registration of the Report on the results of the securities issue: *Federal Service for Financial Markets.*

2.4.12. The fact of registration of offering circular at the same time with the state registration of these securities issue: *The securities Offering Circular has been registered on 31.10.2006 at the same time with the state registration of these securities issue.*

2.4.13. For the Offering Circular registration - Procedure of ensuring access to the information contained in the Report on the results of the securities issue:
*Within 3 (Three) days from the day of Issuer's receiving a written notice of the registering authority regarding the state registration of the Report on the results of the securities issue, the Issuer shall publish the text of the registered Report on the results of the securities issue on the Web-page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html.*
*The text of the registered Report on the results of the securities issue shall be accessible in the Internet till the expiry of 6 months from the day of its publishing in the Internet.*
*The Issuer shall ensure access to the information contained in the registered Report on the results of the securities issue by providing to all interested parties the possibility of getting familiarized with the registered Report on the results of the securities issue and get copies of the said document at the following addresses:*
*OJSC N.W.Telecom*
*Place of business: 14/26, ul. Gorokhovaya, St. Petersburg, 191186*
*Tel: (812) 719-92-35*
*Fax: (812) 719-94-94*

*OJSC JSCB "Svyaz-Bank"*
*Place of business: 7, ul. Tverskaya, Moscow, 125375, Russia*
*Telephone: (495) 771-32-60*
*Fax: (495) 975-24-66*
*The Issuer must provide the copies of the said documents to the Bond owners and to other interested parties upon their demand for a fee not exceeding the expenses for duplication of the said documents within 7 (seven) days from the date the demand is presented.*

2.4.14. For signing the Report on the results of the securities issue by the financial consultant in the securities market – indication of this fact and also the full and abbreviated official names of the financial consultant in the securities market and its location:
*The Report on the results of the securities issue has been signed by the following financial consultant in the securities market:*
- Full official name of the financial consultant: *Closed Joint-Stock Company – Commercial Bank "Russian Industrial bank"*
- Abbreviated official name: *Russian Industrial Bank CJSC*
- Location of the financial consultant: *40, ul. Shchepkina, building 1, Moscow, 129110, Russia*

**3. Signature**

3.1. General Manager ¬__________________ V.A. Akulich
3.2. Date: 16th January 2007 Official seal

Registered ____ on ______________ 200__

(registering authority)

(signature of the employee in charge)

(seal of the registering authority)

# REPORT ON THE RESULTS OF SECURITIES ISSUE

***Open Joint-Stock Company North-West Telecom***
***series 04 documentary non-convertible interest-bearing bonds payable to bearer,***
***with obligatory centralized care***
***2,000,000 bonds with the face value of 1000 roubles each,***
***with the retirement period of the first 25% of the face value of the bonds of the issue on the 1092nd day from the date of bonds floatation start; the second 25% of the face value of the bonds of the issue on the 1456th day from the date of bonds floatation start; and the remaining 50% of the face value of the bonds of the issue on the 1820th day from the date of bonds floatation start, with the possibility of pre-term retirement at the discretion of the Issuer, floated by public subscription.***

state registration No. of the securities issue

4 - 04 - 00119 - A

date of the state registration of the securities issue

31st October 2006

Approved by the Board of Directors of the Open Joint-Stock Company North-West Telecom on 22nd December 2006 Minutes of the Meeting No. 19-05/35 (06)

Location of the Issuer: ***14/26, ul. Gorokhovaya, St. Petersburg, Russia, 191186***
Contact telephone: ***(812) 719-92-35***
Fax: ***(812) 719-94-94***

General manager of the Open Joint-Stock Company North-West Telecom ____________ V.A. Akulich

Date 25th December 2006 Official seal

Chief accountant of the Open Joint-Stock Company North-West Telecom ____________ M.M. Semchenko

Date 25 December 2006

Hereby we confirm the reliability and completeness of all information contained in this report on the results of the securities issue, as well as the fact that the issuer has fulfilled the requirements on disclosing information at the stages of the issue of the securities, on the results of the issue of which this report has been made up, as established by the legislation of the Russian Federation and by the standard legal acts of the Federal Commission.

Financial consultant in the securities market: **Russian Industrial Bank Commercial Bank Closed Joint-Stock Company,** license of a professional participant of the securities market for brokerage No.177-03210-100000 of 29th November 2000, with an unlimited validity period; license of a professional participant of the securities market for dealership No. 177-03302-010000 of 29th November 2000, with an unlimited validity period.

Chairperson of the Management Board of Russian Industrial Bank Closed Joint-Stock Company ____________ A.V. Praskurin

____ December 2006 Official seal

1. Kind and category (type) of securities:
Kind of securities: ***bonds***

Series: ***04***

Other identification signs of the bonds of the issue:

***interest-bearing***

***non-convertible***

***with the retirement period of the first 25% of the face value of the bonds of the issue on the $1092^{nd}$ day from the date of bonds floatation start; the second 25% of the face value of the bonds of the issue on the $1456^{th}$ day from the date of bonds floatation start; and the remaining 50% of the face value of the bonds of the issue on the $1820^{th}$ day from the date of bonds floatation start, with the possibility of pre-term retirement at the discretion of the Issuer.***

Full name of the securities of the issue: ***series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (hereinafter referred to as Bonds)***

2. Form of securities:

***documentary (payable to bearer, with obligatory centralized care)***

3. Securities floatation method:

***public subscription***

4. Actual time of securities floatation:

date of actual start of securities floatation (date of making the first agreement aimed at alienation of a security (securities): ***$14^{th}$ December 2006***

date of actual end of securities floatation (date of making the last entry on the customer account (securities account) of the securities acquirer): ***$14^{th}$ December 2006***

***There was no preemption right of acquisition of the securities floated.***

***The securities issue has not been floated in tranches.***

5. Face value of each security:

***1,000 (one thousand) roubles.***

6. Number of floated securities:

Number of actually floated securities: ***2,000,000 (two million)***

including the number of actually floated securities paid for in:

monetary funds (roubles): ***2,000,000 pcs.***

other assets: ***0 pcs.***

***No preemption right of acquisition is provided for.***

7. Price(s) of securities floatation:

| Floatation price, roubles/foreign currency | Number of the securities floated at the stated price |
|---|---|
| 1000 roubles | 2,000,000 |

8. Total volume of receipts for the floated securities:

a) The total amount (value) of assets in roubles (including monetary funds in roubles, the amount of foreign currency according to the exchange rate of the Central Bank of the Russian Federation as of the moment of payment, and value of other assets (tangible and intangible assets) used as payment for the floated securities): ***2,000,000,000 roubles.***

b) amount of monetary funds in roubles used as payment for the floated securities: ***2,000,000,000 roubles.***

c) amount of foreign currency in roubles according to the exchange rate of the Central Bank of the Russian Federation as of the moment of payment (entered on the issuer's or agent's bank account) used as payment for the floated securities: ***0 roubles.***

d) value of other assets (tangible and intangible assets) in roubles, used as payment for the floated securities: ***0 roubles.***

9. Percentage of securities, which, if it is not floated, makes an issue (extra issue) of securities invalid:
***The percentage, which, if it is not floated, makes an issue of securities invalid, has not been established.***

10. Percentage of floated and non-floated securities of the issue:
***The percentage of floated securities is 100% of the total number of the securities of the issue.***
***The percentage of non-floated securities is 0% of the total number of the securities of the issue.***

11. Major transactions of the issuer and related-party transactions made in the course of securities floatation.

***a) No related-party transactions, in which the issuer would be interested and which, according to the federal laws, would have to be approved by the authorized management body of the Issuer, were effected during the securities floatation.***

***b) No major transactions of the issuer, which, according to the federal laws, would have to be approved, were effected during the securities floatation.***

***c) No major transactions of the issuer, that would be at the same time related-party transactions, in which the issuer would be interested, were effected during the securities floatation.***

12. Data on the persons registered in the issuer's shareholders register and on the persons who are members of the issuer's management bodies:
***The data are provided as of the date of actual completion of securities floatation (14th December 2006)***

a) Data on the persons/parties, in whose name the shares making at least 2 per cent of the issuer's authorized capital are registered in the issuer's shareholders register, stating the percentage in the issuer's authorized capital, and/or common shares making at least 2 per cent of the issuer's common shares, stating the percentage of the issuer's common shares held by them:

1) Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Stake of the party in the issuer's authorized capital: ***39.5285 %***
Percentage of the issuer's common shares held by this party: ***50.7614 %***

2) Full official name: ***The Russian Federation represented by the Federal Agency for Federal Property Management***
Stake of the party in the issuer's authorized capital: ***3.3373 %***
Percentage of the issuer's common shares held by this party: ***4.2851 %***

3) Full official name: ***Brunswick UBS Closed Joint-Stock Company***
Stake of the party in the issuer's authorized capital: ***12.1690% (nominal holder)***
Percentage of the issuer's common shares held by this party: ***12.7098% (nominal holder)***

4) Full official name: ***Depository Clearing Company – Closed Joint-Stock Company***
Stake of the party in the issuer's authorized capital: ***11.1091% (nominal holder)***
Percentage of the issuer's common shares held by this party: ***7.2856% (nominal holder)***

5) Full official name: ***ING-Bank (EURASIA) CJSC (Closed Joint-Stock Company)***
Stake of the party in the issuer's authorized capital: ***11.2830% (nominal holder)***
Percentage of the issuer's common shares held by this party: ***9.8821% (nominal holder)***

6) Full official name: ***CITIBANK Commercial Bank Closed Joint-Stock Company***
Stake of the party in the issuer's authorized capital: ***3.8403% (nominal holder)***
Percentage of the issuer's common shares held by this party: ***3.8696% (nominal holder)***

7) Full official name: ***National Depositary Centre nonprofit partnership***
Stake of the party in the issuer's authorized capital: ***4.4178% (nominal holder)***
Percentage of the issuer's common shares held by this party: ***3.6933% (nominal holder)***

***No registered securities convertible into shares, including common shares, have been issued by the Issuer.***

b) Members of the Board of Directors (Supervisory Board) of the issuing joint-stock company:

***Alexandr Nikolayevich Kiselyov***

Position in the issuing company: ***Chairperson of the Board of Directors***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| OJSC Svyazinvest | d. 55, str. 2, ul. Plyushchikha, Moscow, 119121, Russia | General Manager, Chairman of the Management Board |
| OJSC MGTS | d. 12, str. 3, Petrovsky b-r, Moscow, 127994, Russia, | Member of the Board of Directors |
| OJSC Rostelecom | 15, ul. Dostoyevskogo, St. Petersburg, 191002, Russia | Chairperson of the Board of Directors |
| OJSC TsentrTelecom | d. 23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400, Russia | Chairperson of the Board of Directors |

Stake in the issuer's authorized capital: ***none***

Percentage of issuer's common shares: ***none***

Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Valery Nikolayevich Yashin***

Position in the issuing company: ***member of the Board of Directors***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| Telecom-Soyuz Non-Governmental Pension Fund | 48, ul. Myasnitskaya, Moscow, 107078, Moscow | Chairperson of the Fund Council |
| CJSC St. Petersburg Payphones | d. 74A, pr-t Engelsa, St. Petersburg, 194214, Russia | Chairperson of the Board of Directors |
| OJSC National Payphone Network | d. 74A, pr-t Engelsa, St. Petersburg, 194214, Russia | Chairperson of the Board of Directors |
| The Russian Foundation of the History of Communications | d. 7, ul. Pochtamtskaya, St. Petersburg, 190000, Russia, | Member of the Management Board |
| Insurance CJSC Medexpress | 14/26, ul. Gorokhovaya, St. Petersburg, Russia, 191186 | Member of the Supervisory Board |
| OJSC Svyazinvest-Media | d. 55, str. 2, Plyushchikha, Moscow, 119121 | Chairperson of the Board of Directors |
| OJSC Rostelecom | d. 15, Dostoyevskogo, St. Petersburg, Russia, 191002 | Member of the Board of Directors |
| OJSC TsentrTelecom | d. 23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400, Russia | Member of the Board of Directors |

Stake in the issuer's authorized capital: ***0.14315 %***

Percentage of issuer's common shares: ***0.08929 %***

Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Konstantin Vladimirovich Belyaev***

Position in the issuing company: ***member of the Board of Directors***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| OJSC Svyazinvest | d. 55, str. 2, ul. Plyushchikha, Moscow, 119121 | Deputy General Manager, member of the Management Board |
| OJSC Sibirtelecom | 53, ul. M. Gorkogo, Novosibirsk, 630099, Russia | Chairperson of the Board of Directors |

Stake in the issuer's authorized capital: ***0.00063%***
Percentage of issuer's common shares: ***0.00056%***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Alexandr Vyacheslavovich Ikonnikov***

Position in the issuing company: ***member of the Board of Directors***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| Association of Independent Directors (AND) | d. 36/2, str. 3, ul. Arbat, Moscow, 119002 | Chairperson of the Supervisory Board |
| OJSC Baltika Brewery | d.3, 6-oy Verkhny pereulok, St. Petersburg, 194292 | Member of the Board of Directors |
| *Ruelprom* Russian Electrical Engineering Concern | d. 32, k. 15, ul. Nizhegorodskaya, Moscow, 109029 | Member of the Board of Directors |
| CJSC Board Solutions | office 502, d. 24/2, ul. Tverskaya, Moscow, 125009, Russia | General Manager |

Stake in the issuer's authorized capital: ***none***
Percentage of issuer's common shares: ***none***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Ivan Ivanovich Rodionov***

Position in the issuing company: ***member of the Board of Directors***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| LLC IBS | d.9b, Dmitrovskoye shosse, Moscow, 127434 | Member of the Board of Directors |
| The State University "Higher School of Economics" | 20, ul. Myasnitskaya, Moscow, 101000 | Professor |
| OJSC FosAgro | d. 55, Leninsky prospekt, Moscow, 117333 | Member of the Board of Directors |
| OJSC Energo-Mashinostroitelny Alyans | d.2, str.2, Paveletskaya square, Moscow, 115054 | Member of the Board of Directors |
| OJSC MGTS | d. 12, str. 3, Petrovsky bulvar, Moscow, 103051, Russia | Member of the Board of Directors |

Stake in the issuer's authorized capital: ***none***
Percentage of issuer's common shares: ***none***

Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Dmitry Vladimirovich Levkovsky***

Position in the issuing company: ***member of the Board of Directors***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| NCH Advisors, Inc. | 17–23, unit C, 5th floor, ul. Taganskaya, Moscow, 109147, Russia | Consultant |

Stake in the issuer's authorized capital: ***none***
Percentage of issuer's common shares: ***none***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

**Irina Mikhailovna Ragozina**
Position in the issuing company: ***member of the Board of Directors***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| OJSC Svyazinvest | 55, str. 2, ul. Plyushchikha, Moscow, 119121 | Corporate Governance Department Director |
| OJSC Rostelecom | 15, ul. Dostoyevskogo, St. Petersburg, 191002, Russia | Member of the Board of Directors |

Stake in the issuer's authorized capital: ***none***
Percentage of issuer's common shares: ***none***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Vladimir Alexandrovich Akulich***

Position in the issuing company: ***General Manager, member of the Board of Directors, Chairman of the Management Board***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| Non-profit partnership - Centre for Research of Telecommunications Development Problems | 55, str. 2, ul. Plyushchikha, Moscow, 119121 | Member of the Board of the Partnership |
| OJSC Telecominvest | 54, Nevsky pr., St. Petersburg, 191010, Russia | Member of the Board of Directors |

Stake in the issuer's authorized capital: ***none***
Percentage of issuer's common shares: ***none***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

*Alexandr Alexandrovich Gogol*

Position in the issuing company: ***member of the Board of Directors***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| Prof. M.A. Bonch-Bruyevich Saint Petersburg University of Telecommunications | 61, nab. reki Moiki, St. Petersburg, 191186, Russia | Rector |

Stake in the issuer's authorized capital: ***none***
Percentage of issuer's common shares: ***none***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

*Lyubov Stepanovna Timoshenko*

Position in the issuing company: ***member of the Board of Directors***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| OJSC Bashinformsvyaz | 32/1, ul. Lenina, Ufa | Member of the Board of Directors |
| RF Ministry of Information Technologies and Communications | 7, ul. Tverskaya, Moscow, 125375, Russia | Director of the Department of State Policy in the Field of Economic, Financial and Investment Activities |
| OJSC Tsentralny Telegraph | 7, ul. Tverskaya, Moscow, 125375, Russia | Member of the Board of Directors |

Stake in the issuer's authorized capital: ***none***
Percentage of issuer's common shares: ***none***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

*Oleg Mikhaylovich Mikhaylov*

Position in the issuing company: ***member of the Board of Directors***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| OJSC Svyazinvest | 55, str. 2, ul. Plyushchikha, Moscow, 119121 | Head of the Information Support Department |
| LLC PTRK Ural-Inform TV | 2, ul. Krupskoy, Perm, 614060, Russia | Member of the Board of Directors |

Stake in the issuer's authorized capital: ***none***
Percentage of issuer's common shares: ***none***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

c) Members of the issuing joint-stock company's collegiate executive body:

*Vladimir Alexandrovich Akulich*

Position in the issuing company: ***General Manager, member of the Board of Directors, Chairman of the Management Board***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| Non-profit partnership - Centre for Research of Telecommunications Development Problems | 55, str. 2, ul. Plyushchikha, Moscow, 119121 | Member of the Board of the Partnership |
| OJSC Telecominvest | 54, Nevsky pr., St. Petersburg, 191010, Russia | Member of the Board of Directors |

Stake in the issuer's authorized capital: ***none***

Percentage of issuer's common shares: ***none***

Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Ella Ivanovna Tomilina***

Position in the issuing company: ***member of the Management Board, Deputy General Manager in Charge of Corporate Relations***

Holds no positions in other organizations.

Stake in the issuer's authorized capital: ***none***

Percentage of issuer's common shares: ***none***

Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Yury Alexandrovich Pochekin***

Position in the issuing company: ***member of the Management Board, Regional Director – Director of the Vologda Branch***

Stake in the issuer's authorized capital: ***0.04983%***

Percentage of issuer's common shares: ***0.05967%***

Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Oleg Viktorovich Popov***

Position in the issuing company: ***member of the Management Board, Deputy General Manager – Commercial Director***

Holds no positions in other organizations.

Stake in the issuer's authorized capital: ***none***

Percentage of issuer's common shares: ***none***

Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Oleg Anatolyevich Semanov***

Position in the issuing company: ***member of the Management Board, Deputy General Manager – Technical Director***

Holds no positions in other organizations.

Stake in the issuer's authorized capital: ***0.00211%***
Percentage of issuer's common shares: ***0.00221%***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Maya Mikhailovna Semchenko***

Position in the issuing company: ***member of the Management Board, Chief Accountant***

Holds no positions in other organizations.

Stake in the issuer's authorized capital: ***none***
Percentage of issuer's common shares: ***none***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Irina Vladimirovna Tambovskaya***

Position in the issuing company: ***member of the Management Board, Human Resources Director***

Holds no positions in other organizations.

Stake in the issuer's authorized capital: ***none***
Percentage of issuer's common shares: ***none***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Leonid Zigmundovich Tufrin***

Position in the issuing company: ***member of the Management Board, Regional Director – Director of the St. Petersburg Branch***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| OJSC N.W.Telecom, St. Petersburg Branch | 24, ul. Bolshaya Morskaya, St. Petersburg, 191186, Russia | Regional Director – Director of the Branch |

Stake in the issuer's authorized capital: ***0.00092%***
Percentage of issuer's common shares: ***0.00001%***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Venera Adykhamovna Khusnutdinova***

Position in the issuing company: ***member of the Management Board, Deputy General Manager – Economics and Finance Director***

Holds no positions in other organizations.

Stake in the issuer's authorized capital: ***none***

Percentage of issuer's common shares: ***none***

Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Grigory Borisovich Chernyak***

Position in the issuing company: ***member of the Management Board, Deputy General Manager for Property Management and General Issues***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| LLC RSU-Telecom | d. 18, korpus 2, liter Б, pr. Stachek, Saint Petersburg, Russia, 198095 | Chairperson of the Board of Directors |
| LLC RPK Svyazist | poselok Petrovskoye, Priozersky Rayon, Leningrad Oblast, 188732, Russia | Chairperson of the Board of Directors |
| Insurance CJSC Medexpress | 14/26, ul. Gorokhovaya, St. Petersburg, Russia, 191186 | Member of the Supervisory Board |
| The Russian Foundation of the History of Communications | 7, ul. Pochtamtskaya, St. Petersburg, Russia, 190000 | Chairman of the Management Board |
| CJSC Neva Kabel | 8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292, Russia | Member of the Board of Directors |

Stake in the issuer's authorized capital: ***0.03320%***
Percentage of issuer's common shares: ***0.03475%***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

***Vladimir Ivanovich Shumeiko***

Position in the issuing company: ***member of the Management Board, First Deputy General Manager***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|
| TD-Telecom CJSC | d. 135, pr. Lomonosova, Arkhangelsk, 163061, Russia | Member of the Board of Directors |

Stake in the issuer's authorized capital: ***0.00011%***
Percentage of issuer's common shares: ***0.00014%***
Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

d) Person holding the position of (acting as) the issuing joint-stock company's sole executive body:

***Vladimir Alexandrovich Akulich***

Position in the issuing company: ***General Manager, member of the Board of Directors, Chairman of the Management Board***

Positions in other organizations:

| Organization | Location of the organization | Position occupied |
|---|---|---|

| | | |
|---|---|---|
| Non-profit partnership - Centre for Research of Telecommunications Development Problems | 55, str. 2, ul. Plyushchikha, Moscow, 119121 | Member of the Board of the Partnership |
| OJSC Telecominvest | 54, Nevsky pr., St. Petersburg, 191010, Russia | Member of the Board of Directors |

Stake in the issuer's authorized capital: ***none***

Percentage of issuer's common shares: ***none***

Percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of the common shares, into which securities convertible into issuer's common stock may be converted: ***none***

END